Trulieve Cannabis Corp.

6749 Ben Bostic Road

Quincy, FL 32351

January 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trulieve Cannabis Corp.

Registration Statement on Form S-1

File No. 333-262299

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trulieve Cannabis Corp. (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-262299), so that it may become effective at 4:00 p.m. Eastern time on January 28, 2022, or as soon thereafter as practicable.

[Remainder of this page intentionally left blank]

Very truly yours,

TRULIEVE CANNABIS CORP.

By:	/s/ Eric Powers
	Name:	Eric Powers
	Title:	Chief Legal Officer

[Signature Page to Trulieve Cannabis Corp. Acceleration Request]